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                                February 24, 2021

       Mario Schlosser
       Chief Executive Officer
       Oscar Health, Inc.
       75 Varick Street, 5th Floor
       New York, NY 10013

                                                        Re: Oscar Health, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 22,
2021
                                                            File No. 333-252809

       Dear Mr. Schlosser:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Our business activities are subject to ongoing, complex, and evolving regulatory obligations, page 27

   1. We note the statement that you "have in the past, and we may in the future, fail to take actions mandated by
federal and/or state laws or regulations...." Please disclose any material past or
current failures. In addition describe to us any ongoing failures.
       Capitalization , page 69

   2. You disclose in footnote 4 and elsewhere in your filing that the proposed reverse stock split will be effected
on or prior to the closing of your offering. Please confirm that although it may be
effected prior to closing, it will not be effected prior to effectiveness of
 Mario Schlosser
Oscar Health, Inc.
February 24, 2021
Page 2
         your registration statement. Otherwise, revise the financial statements in your filing to retroactively present the split consistent with the guidance in SAB 4C, have your auditors dual date their report for the impact of the split, and revise your information outside the financial statements to reflect all information on a post-split basis.
3. Please revise the "pro forma as adjusted" description of your Class B Common stock to appropriately reflect the 82,500,000 shares authorized as reflected on page 178 and in the
         "pro forma" description and to characterize the 35,115,807 shares as being issued and outstanding.
4. Please revise your disclosure to consistently present the repayment of your existing Term
         Loan Facility. In this regard, we note the following apparent inconsistencies:
             The narrative description of transactions above the table identifies the Use of
             Proceeds as a "pro forma as adjusted" transaction yet the carrying value of your Term
             Loan Facility is not included in your pro forma column as if it is being repaid as a
             "pro forma" transaction.
             Although the liability for your Term Loan Facility is removed from your pro forma column and accumulated deficit has increased $11,847,000 (presumably for the after-
             tax impact of debt extinguishment), your cash and cash equivalents amount does not appear to reflect the $163 million anticipated repayment amount disclosed in footnote
             2.
             The $1,765.3 million amount of cash and cash equivalents reflected in your pro forma as adjusted column appears to reflect only the receipt of $936.3 million in net offering proceeds and $2.7 million for stock option exercises and does not appear to reflect the repayment of your Term Loan Facility.
5. In footnote 1 to the table, you indicate that a $1.00 increase in the offering price will result in a $30.4 million increase in net proceeds. Given the number of shares proposed in your offering, this amount appears to be the gross proceeds. Please revise the amount here and throughout your filing to present your anticipated proceeds net of underwriting discounts and commissions for this hypothetical price increase or tell us why this amount is appropriate.
Selected Consolidated Financial Data, page 75

6. Assuming that your reverse stock split will be effected after the effectiveness of your registration statement, please revise your disclosure to also present your historical loss per share information on a post-split basis for the periods presented so that investors in your
FirstName LastNameMario Schlosser
       offering will readily see the historical loss per share that will be presented in future
Comapany    NameOscar
       Exchange          Health,
                  Act filings    Inc.the guidance in SAB Topic 4C. This comment
also applies to
                              under
       your
February  24,disclosure
              2021 Pagein2Summary Consolidated Financial and Other Data on page 16.
FirstName LastName
 Mario Schlosser
FirstName LastNameMario Schlosser
Oscar Health, Inc.
Comapany24,
February  NameOscar
            2021    Health, Inc.
February
Page 3 24, 2021 Page 3
FirstName LastName
        You may contact Michelle Miller at (202) 551-3368 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Keith Halverstam, Esq.